UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

VEECO INSTRUMENTS INC
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

922417100
(CUSIP Number)

June 15, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 922417100	Page 2 of 5 Pages
1.	NAMES OF REPORTING PERSONS Sloane Robinson LLP IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,262,300 Common Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,262,300 Common Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,262,300 Common Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%
12.	TYPE OF REPORTING PERSON PN

Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer:

Veeco Instruments Inc.

(b)	Address of Issuer's Principal Executive Offices:

Terminal Drive
Plainview, NY 11803

Item 2.	(a)	Name of Person Filing:

Sloane Robinson LLP

(b)	Address of Principal Business Office or, if none, Residence:

20 Dunstan’s Hill, London, EC3R 8ND, United Kingdom

(c)	Citizenship:

Sloane Robinson LLP is a limited liability partnership incorporated under the laws of England and Wales.

(d)	Title of Class of Securities:

2,262,300 Common Shares

(e)	CUSIP Number:

922417100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 2,262,300 Common Shares

(b)	Percent of Class: 5.55%

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or direct the vote: 2,262,300 Common Shares

(ii)	shared power to vote or direct the vote: None

(iii)	sole power to dispose or direct the disposition of: 2,262,300 Common Shares

(iv)	shared power to dispose or direct the disposition of: None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Veeco Instruments Inc Common Shares.  None of those persons’ interest relates to more than 5 per cent. of the outstanding Common Shares of Veeco Instruments Inc.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2011

SLOANE ROBINSON LLP

By	/s/Tanya Farrell
Name:	Tanya Farrell
Title:	Head of Legal and Compliance